EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                           28 October 2003


                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                 THIRD QUARTER LIKE-FOR-LIKE REVENUES UP OVER 1%
                 -----------------------------------------------
                            TO OVER (pound)1 BILLION
                            ------------------------

                  THIRD QUARTER REPORTED REVENUES UP ALMOST 11%
                  ---------------------------------------------

               REPORTED REVENUES UP ALMOST 2% IN FIRST NINE MONTHS
               ---------------------------------------------------

               LIKE-FOR-LIKE REVENUES UP 0.4% IN FIRST NINE MONTHS
               ---------------------------------------------------

           SECOND HALF MARGIN IMPROVEMENT IN LINE WITH REVISED TARGET
           ----------------------------------------------------------

Revenue Growth - Third Quarter

In the third quarter, our first (pound)1 billion revenue third quarter, reported revenues rose by almost 11%. Revenues, in constant currencies, were up 10%, reflecting the acquisition of Cordiant Communications Group plc ("Cordiant") with effect from 1 August, and the relative weakness of the dollar, more than offset by the strength of the euro against sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues rose by over 1% and over 2% ignoring the impact of the acquisition of Cordiant.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the third quarter. In North America revenues were up over 8%. The United Kingdom was up over 6% and Continental Europe up over 11%. Asia Pacific, Latin America, Africa and the Middle East was our strongest region with revenues up 17%.

By communications services sector, advertising and media investment management was strongest, with revenues up almost 14%. Public relations and public affairs was almost flat, and branding and identity, healthcare and specialist communications up over 9%. Information, insight and consultancy was up over 7%.

Revenue Growth - Nine Months

In the first nine months of 2003, reported revenues were up almost 2%. In constant currencies, revenues were up over 4%. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 0.4%, up almost 1% ignoring Cordiant.

As shown in the appendix to this  release,  on a constant  currency  basis,  the geographical pattern of revenue growth varied in the first nine months. The North American market has not only stabilised, but has started to show muted growth. Like-for-like growth started in September 2002 and September 2003 marks thirteen months of continuous growth, albeit low single digit. The United Kingdom continues to be most affected by the recession, with our businesses in Continental Europe less so. Asia Pacific, Africa and the Middle East, has shown consistent growth in each quarter of 2003 and Latin America improved significantly, although this was primarily due to last year's weak comparables, particularly in Brazil and Argentina.

By communications services sector, advertising and media investment management continues to improve with revenues up 7%. This was driven primarily by the significant growth in media investment management, which started to improve in September 2002, and then kicked up significantly from April 2003. Information, insight and consultancy was up almost 5%, branding and identity, healthcare and specialist communications up almost 3%. Public relations and public affairs remained most affected by the recession with revenues down over 2%, although the third quarter was "less worse".

New Business

Net new business billings of (pound)402 million ($644 million) were won during the third quarter, making a total of (pound)1,737 million ($2,779 million) for the first nine months. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients. The Group was ranked equal first for net new business gains in the William Blair & Company survey for the first nine months of 2003.

Current Trading

The Group's revenue growth in the third quarter continued to reflect trends seen in the first two quarters of 2003 - stabilisation, muted growth in the United States, continuing (but milder) weakness in the United Kingdom and in the industry (not us) in parts of Continental Europe. Like-for-like revenue was flat in the first half of 2003 and up over 1% in the third quarter, up over 2% ignoring Cordiant.

By region, the United Kingdom continues to be affected by the recession, with proportionately less impact (for us) in Continental Europe. North America has shown accelerated rates of growth in each of the last four quarters and Asia Pacific, Latin America, Africa and the Middle East has continued to deliver consistent revenue growth.

By communications services sector, the recession continues to impact advertising and media investment management and information, insight and consultancy the least, with public relations and public affairs the most and branding and identity, healthcare and specialist communications the next most.

Third quarter revised forecasts indicate that the Group's operating margin for the second half of the year is likely to be stronger than that for the first half, and in line with the revised margin target of a minimum of 13.0% following the acquisition of Cordiant.

Prospects for 2004 remain better. The United States Presidential Election and concurrent fiscal deficit spending in front of it to stimulate the economy, the Athens Olympics, the European Football Championships and the impact of heavy political advertising in the United States on media rates and supply, will strengthen advertising and marketing services spending, particularly in the United States. This will spill over into the United Kingdom, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East, although Asia Pacific now has its own engine - China. In addition, there is evidence of clients switching their attention from three years of cost management to top-line revenue growth. We are climbing further out of the bath.

The worry remains, however, that 2005 might see inflation as a result of government deficit spending on both sides of the Atlantic. Commodity prices, the long-end of the bond market and gold prices may be signalling this already, and a returned incumbent or new United States President might have to take corrective action.

Balance Sheet and Cash Flow

The Group continues to develop its strategy of using free cash flow to enhance share owner value through a combination of strategic acquisitions and share purchases.

In the first nine months of 2003, the Group completed acquisitions in advertising and media investment management in the United States, the United Kingdom, Italy, Spain, Switzerland, China, South Korea and Ecuador; in information, insight and consultancy in the United States, the United Kingdom, the Netherlands, Portugal and Spain; in public relations and public affairs in the United States and Sweden; in sports promotion in Spain, in direct in Germany and in healthcare in the United States.

In the first nine months of 2003, 5.6 million shares were purchased at an average price of (pound)3.60 per share and total cost of (pound)20.2 million. No shares were purchased in the third quarter. The company's objective remains to buy-back approximately (pound)100 million - (pound)150 million of shares each year, currently equivalent to 1 1/2 - 2% of the ordinary share capital.

Average net debt for the first nine months of 2003 was (pound)1,310 million compared to (pound)1,365 million in the comparable period last year, at actual exchange rates, and (pound)1,368 million in constant currencies. Net debt at 30 September 2003 was (pound)1,140 million against (pound)1,303 million at the same time last year, a decrease of (pound)163 million. The current net debt figure compares with a market capitalisation of approximately (pound)6.4 billion. The decrease in net debt reflects (pound)529 million spent on capital expenditure, acquisitions (including a net (pound)90 million, after disposals, for Cordiant) and earnout payments, share purchases and dividends in the previous 12 months, more than offset by cash flow before capital expenditure, acquisitions and earnout payments, share purchases and dividends over the same period of (pound)552 million. The cash flow figure above includes the (pound)100 million raised by means of a share placing to part-finance the acquisition of Cordiant.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15%; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages and encouraging co-operation among Group companies.

For further information:

Sir Martin Sorrell      )
Paul Richardson         )      + 44 20 7408 2204
Feona McEwan            )

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2003

================================================================================

                        Revenue         Revenue         Revenue        Constant
                           2003            2002          growth        currency
Region                 (pound)m        (pound)m        reported       growth(1)
                                                          03/02           03/02
                                                              %               %

North America             424.4           406.3             4.4             8.1

United Kingdom            166.4           156.2             6.5             6.5

Continental Europe        255.9           210.8            21.4            11.1

Asia Pacific, Latin
America, Africa &
Middle East               182.9           155.2            17.9            17.0
--------------------------------------------------------------------------------

Total Group             1,029.6           928.5            10.9            10.0
================================================================================

================================================================================

Communications          Revenue         Revenue         Revenue        Constant
Services                   2003            2002          growth        Currency
Sector                 (pound)m        (pound)m        reported       growth(1)
                                                          03/02           03/02
                                                              %               %

Advertising & Media
Investment
Management                483.0          419.1             15.2            13.9

Information, Insight
& Consultancy(2)          176.4          161.9              8.9             7.2

Public Relations &
Public Affairs            106.5          107.9             -1.3            -0.4

Branding & Identity,
Healthcare and
Specialist
Communications(2)         263.7         239.6              10.1             9.6
--------------------------------------------------------------------------------

Total Group             1,029.6         928.5              10.9            10.0
================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

(2) In 2003 certain of the Group's specialist communications companies in strategic marketing, consulting and consultancy were transferred into the re-named information, insight and consultancy.

Appendix: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2003

================================================================================

                        Revenue         Revenue         Revenue        Constant
                           2003            2002          Growth        Currency
Region                 (pound)m        (pound)m        reported       Growth(1)
                                                          03/02           03/02
                                                              %               %

North America           1,243.6         1,296.4            -4.1             4.1

United Kingdom            472.9           468.4             1.0             1.0

Continental Europe        752.7           655.0            14.9             5.4

Asia Pacific, Latin
America, Africa &
Middle East               471.2           468.5             0.6             8.0
--------------------------------------------------------------------------------

Total Group             2,940.4         2,888.3             1.8             4.5
================================================================================

================================================================================

Communications          Revenue         Revenue         Revenue        Constant
Services                   2003            2002          growth        Currency
Sector                 (pound)m        (pound)m        reported       Growth(1)
                                                          03/02           03/02
                                                              %               %

Advertising & Media
Investment
Management              1,369.8         1,315.1            4.2              7.0

Information, Insight
& Consultancy(2)          510.4           493.0            3.5              4.8

Public Relations &
Public Affairs            319.4           340.8           -6.3             -2.1

Branding & Identity,
Healthcare and
Specialist
Communications(2)         740.8           739.4            0.2              2.8
--------------------------------------------------------------------------------

Total Group             2,940.4         2,888.3            1.8              4.5
================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

(2) In 2003 certain of the Group's specialist communications companies in strategic marketing, consulting and consultancy were transferred into the re-named information, insight and consultancy.